Exhibit 21

Subsidiaries of Dreams, Inc.

Dreams Franchise Corp., a California corporation

Dreams Retail Corporation, a Florida corporation

The Greene Organization, Inc., a Florida corporation

Dreams Products, Inc. d/b/a Mounted Memories, a Utah corporation

Dreams Paramus LLC, a Florida limited liability company